EXHIBIT 99.1

Vicinity Motor Corp. Receives Order for 50 VMC 1200 EV Trucks from Skydome Auto and Truck Centre

Skydome to Act as Vicinity’s Exclusive Dealer in Brampton, Ontario

VANCOUVER, BC – February 1, 2022 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it has signed a sales and marketing agreement with Skydome Auto and Truck Centre Inc. (“Skydome”), an automotive dealer and service center in the Greater Toronto Area of Ontario, Canada, including an initial order for 50 VMC 1200 Class 3 electric trucks. Skydome has also been appointed to act as Vicinity’s exclusive dealer in the City of Brampton, a part of the Greater Toronto region in Ontario, Canada.

The Skydome family of companies have over 25 years of professional auto and truck sales and service experience, currently operating from three locations in Brampton. Skydome’s Truck & Fleet and Truck & Coach Centers provide a variety of repair services for fleets, including transit, coaches, trucks, ambulances, school buses and commercial vehicles. The VMC 1200 deliveries are expected to begin with five in the second quarter of 2022.

“We are excited to begin offering the VMC 1200 in the Toronto market alongside our new sales partner, Skydome,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “Skydome has decades of experience serving and maintaining fleets in the region across a wide variety of vehicle types, and we believe the VMC 1200 as well as our expanding line of all-electric vehicles will be of strong interest to their large base of customers.”

“The VMC 1200 continues to attract early attention from dealers and customers seeking a fully electric class 3 truck for ultra-quiet operation in urban environments while aligning with clean fleet goals. In Toronto alone, the city is undertaking a major expansion of its EV charging infrastructure to enable and support accelerated transition of city fleets to electric vehicles, and to further spur adoption of EVs in the greater Toronto region. We believe our ongoing dealer agreement will position us to be the premier providers in this segment,” concluded Trainer.

Daljit Singh Gaidhu, President of Skydome Group, added: “As a trusted one-stop-shop in the Toronto region, we look forward to showcasing our first VMC 1200 vehicles to our customers later this year. We expect the VMC 1200 and the Vicinity brand’s well-known performance, versatility and affordability – combined with their growing EV reputation – will advance sales and success for the VMC 1200 line.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

U.S. Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Canadian Investor Relations Contact:
MarketSmart Communications Inc.
877-261-4466
Info@marketsmart.ca

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the anticipated timing for the delivery of Vicinity’s trucks, Skydome’s success as Vicinity’s exclusive dealer in the City of Brampton, the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.